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Michael J. Willisch

Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid	91 768 9610 tel 91 768 9710 fax michael.willisch@davispolk.com

January 22, 2015 VIA EDGAR

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for the Fiscal Year Ended December 31, 2013 Filed April 30, 2014 File No. 1-10110

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D.C. 20549

Dear Ms. Ciboroski:

I am writing on Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)’s behalf in connection with the Staff’s review of BBVA’s Form 20-F for the year ended December 31, 2013.  BBVA is reviewing internally and with its external auditors and legal advisors the Staff’s comment letter dated January 15, 2015, and currently expects to respond in writing to the Staff’s comments the week of February 9.  I understand from my conversation with Rebekah Lindsay on January 21 that the timing of such response is acceptable to the Staff.

Please do not hesitate to contact me (Tel. no. 011-34-91-768-9610) should you have any questions regarding the foregoing.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

cc:	Ricardo Gómez Barredo - BBVA